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08030532

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CONFIDENTIAL

SEC FILE NUMBER
8- 851711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING_December 31, 2007___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JEFFERSON WORLDWIDE GROUP LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1801 NORTH FLAGLER DRIVE, SUITE 437___
                    (No. and Street)

PROCESSED

APR 0 3 2008

___WEST PALM BEACH___   ___FLORIDA___   33407
        (City)   (State)   (Zip Code)

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   NICHOLAS J. COOLIDGE   (561) 820-1600
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KAMERMAN, JACOBS & GOLTCHE CPA'S PC___
            (Name – if individual, state last, first, middle name)

470 PARK AVENUE SOUTH,	NEW YORK,	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___NICHOLAS J. COOLIDGE_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___JEFFERSON WORLDWIDE GROUP LTD._____ , as of _____DECEMBER 31_____ , 20_07____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___NONE_____

_____

_____

_____ Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

- ☒ (o) Independent auditor's report on internal accounting control.

Kamerman, Jacobs & Goltche P.C.
Certified Public Accountants

470 Park Avenue South
12th Floor South
New York, N.Y. 10016

Telephone 212.686.5200
Fax 212.686.3822

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Jefferson Worldwide Group Ltd.

We have audited the accompanying statement of financial condition of Jefferson Worldwide Group Ltd. (the Company) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferson Worldwide Group Ltd. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

In connection with our audit, nothing came to our attention that caused us to believe the Company had failed to comply with the conditions of the Securities and Exchange Commission's Rule 15c3-3k(2)(i) exemption and that no facts came to our attention to indicate that the exemption referred to above had not been complied with since our last audit of the financial statements as of December 31, 2006 and for the year then ended. However, it should be noted that our audit was not directed primarily toward obtaining knowledge of noncompliance with such requirements.

Kamerman, Jacobs + Goltche
Certified Public Accountants PC

New York, New York
February 20, 2008

baltr

JEFFERSON WORLDWIDE GROUP LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS
Cash	$ 6,190
Due from stockholder	24,293
Total Current Assets	30,483
TOTAL ASSETS	$30,483

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
None	$ 0
Total Liabilities	0

Stockholder's Equity:
Common stock, no par value, authorized	
200 shares, issued 95 shares	9,500
Retained earnings	20,983
Total Stockholder's Equity	30,483
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$30,483

The accompanying notes are an integral part of these financial statements.

Note #1 - Organization and Nature of Business

The Company was incorporated on March 4, 1999 under the name of Summerfield Securities Corporation. On October 1, 1999, the company changed its name to Jefferson Worldwide Group Ltd. On June 23, 2004, the Company, a New York Corporation, merged with and into Jefferson Worldwide Group Ltd., a Delaware Corporation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is wholly-owned by Nicholas J. Coolidge.

Note #2 - Significant Accounting Policies

Basis of Presentation:

The Company's sole employee is its owner, Mr. Coolidge. The firm operates pursuant to SEC Rule 15c3-1(a)(2)(vi) and does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for customers.

Income Taxes:

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note #3 - Net Capital Requirements

At December 31, 2007, the Company had net capital of $6,190, which was $1,190 in excess of its required net capital of $5,000.

Note #4 - Exemption from Rule 15c3-3

The schedules of Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are not applicable because the Company is exempt pursuant to Rule 15c3-3(k)(2)(i).

Note #5 - Reconciliation of Net Capital Under Rule 15c3-1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007):

Net capital, as reported in the Company's Part IIA (unaudited) focus report	$6,190
Non-Allowable assets erroneously included: None	0
Liabilities erroneously omitted: None	(0)
Net Capital Per Audited Computation of Net Capital - Schedule I	$6,190

Note #6 – Revenue – FINRA Refund

As a result of the cost savings from the consolidation of member regulation operations between the National Association of Securities Dealers, Inc. (NASD), and the NYSE Group, Inc. (NYSE), the new self-regulatory organization, Financial Industry Regulatory Authority, Inc. (FINRA), issued a $35,000 refund to the Company in August, 2007.

Kamerman, Jacobs & Goltche P.C.
Certified Public Accountants

